

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

By E-mail
Mr. Ricardo Figueiredo Bomeny
 Chief Executive Officer
Brazil Fast Food Corp.
Rua Voluntarios da Patria, 89-9 andar - Botafogo
CEP 22.270-010
Rio de Janeiro, Brazil 22270-010

> **Re:** **Brazil Fast Food Corp.**
> **Item 4.01 Form 8-K**
> **Filed July 10, 2012, as amended July 16, 2012 and July 26, 2012**
> **File No. 0-23278**

Dear Mr. Bomeny:

We have reviewed your supplemental letter dated August 9, 2012 in response to our letter dated July 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We have reviewed your response to prior comment 3. An Item 4.01 Form 8-K is required to be filed to report your change in accountants in 2011 from BDO Auditores Independentes to KPMG Auditores Independentes. The Item 4.01 Form 8-K should be filed immediately. On the cover page of the Form 8-K, please include for the line item description, Date of report (Date of earliest event reported), the applicable event date in 2011. Please also include all of the disclosures required by Item 304 of Regulation S-K, including the following:

- The date of the cessation of the auditor-client relationship with BDO Auditores Independentes, and whether such firm resigned, declined to stand for re-election or was dismissed;

- Whether the report of BDO Auditores Independentes on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such opinion;

- Whether the decision to change accountants was recommended or approved by an audit or similar committee of the board of directors, or the board of directors, if no such committee;

- Whether there were any disagreements or reportable events with BDO Auditores Independentes during the two most recent fiscal years and the subsequent interim period through the date of the auditor-client cessation. If so, please describe the nature of each disagreement or reportable event; and

- An Exhibit 16 letter from BDO Auditores Independentes as to whether or not they agree with your Item 4.01 Form 8-K disclosures.

2.   We have reviewed your response to prior comment 4 and note the revisions included in the recently-filed Amendment No. 2 to your March 31, 2012 Form 10-Q. Specifically, we note your disclosure that BDO RCS Auditores Independentes has reviewed the unaudited interim financial statements contained in Amendment No. 2 and no material adjustments to your financial statements have resulted from such review. In this regard, although you may have only disclosed the review by BDO RCS Auditores Independentes to explain why you removed the "Not Reviewed" headings, please note that disclosure of a review by an independent auditor generally requires you to file a review report from that independent auditor. See Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief